ATTORNEYS AT LAW 777 East Wisconsin Avenue Milwaukee, WI 53202-5306 414.271.2400 TEL 414.297.4900 FAX www.foley.com WRITER’S DIRECT LINE 414.319-7336 jhille@foley.com EMAIL

September 23, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hennessy Advisors, Inc.

Submission of Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of our client, Hennessy Advisors, Inc. (the “Company”), we are hereby submitting a preliminary registration statement on Form S-1 (the “Registration Statement”) relating to, and in anticipation of, a proposed public offering by the Company of certain notes due 2026. Please direct all notices, comments and communications with respect to this submission to the following:

Jason M. Hille

Foley & Lardner LLP

777 East Wisconsin Avenue

Milwaukee, Wisconsin 53202

Telephone: (414) 319-7336

Email: jhille@foley.com

* * * *

AUSTIN Boston CHICAGO dallas DENVER	DETROIT houston JACKSONVILLE LOS ANGELES MADISON	MEXICO CITY MIAMI MILWAUKEE NEW YORK ORLANDO	SACRAMENTO SAN DIEGO SAN FRANCISCO SILICON VALLEY TALLAHASSEE	TAMPA WASHINGTON, D.C. BRUSSELS TOKYO

September 23, 2021

Should you have any questions regarding the foregoing or this submission, please do not hesitate to contact me at (414) 319-7336 or jhille@foley.com.

Very truly yours,

/s/ Jason M. Hille

Jason M. Hille

cc:	Jennifer Cheskiewicz, General Counsel, Hennessy Advisors, Inc.

Caitlin Hawkins, Associate General Counsel, Hennessy Advisors, Inc.